[O’MELVENY & MYERS LLP LETTERHEAD]

September 6, 2022

VIA EDGAR

Mr. Timothy S. Levenberg, Special Counsel

Mr. Michael Purcell, Staff Attorney

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Next Bridge Hydrocarbons, Inc.
Registration Statement on Form S-1
Filed July 15, 2022
File No. 333-266143

Dear Messrs. Levenberg and Purcell:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated August 11, 2022 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Registration Statement on Form S-1 filed under the Securities Act of 1933 on July 15, 2022 (the “Form S-1”).

The Company has responded below to the Staff’s comments included in the Letter. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the Company’s response to the comment.

Risk Factors, page 7

1.	In light of the legal proceedings you discuss at page 53, please provide a risk factor to address risks which could result from adverse litigation outcomes, if material.

The Company respectfully advises the Staff that the Company has amended the Form S-1 to include a risk factor regarding the effects of an adverse outcome in respect of pending and future litigation matters to which the Company or its subsidiaries are subject. The Company has included the following risk factor in the amended Form S-1:

Litigation may adversely affect our business, financial condition, and results of operations.

Certain of our subsidiaries are subject and from time to time in the normal course of our business operations, may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims could adversely affect our business and the results of our operations. For additional discussion of pending litigation matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings.”

2.

In light of the auditor’s report statement at page F-1 that the factors it mentions “raise substantial doubt about the Company’s ability to continue as a going concern,” please include a corresponding risk factor. We note at page F-6 that as of December 31, 2021, the Company has yet to achieve profitable operations.

The Company respectfully advises the Staff that the Company has amended the Form S-1 to include a risk factor regarding the going concern opinion included in the auditor’s report. The Company has included the following risk factor in the amended Form S-1:

We may not achieve or maintain profitable operations, and therefore, may not be able to continue as a going concern.

The Company has a history of net losses from operations and negative cash flow from operating activities. We will need to raise additional working capital to continue our normal and planned operations. We will also need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. During the three and six months ended June 30, 2022, we incurred a net loss of $1,476,849 and $2,600,106, respectively, and used cash of $4,656,992 for operating activities for the six months ended June 30, 2022. At June 30, 2022, we had an accumulated deficit of $70,787,622 and had a working capital deficit of $17,082,726 compared with a working capital deficit of $13,307,453 as of December 31, 2021. These factors raise doubt regarding our ability to continue as a going concern. Because we have incurred significant net losses, our auditors have issued a “going concern” audit qualification. A “going concern” qualification indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

.

Our Properties, page 39

3.

We note you disclose the gross and net number of wells drilled on a cumulative basis at December 31, 2020, for fiscal 2021, and on a cumulative basis at December 31, 2021. To comply with Item 1205 of Regulation S-K, please revise your presentation format to present the number of wells specifically drilled during each annual period, e.g. wells drilled during fiscal 2020 and wells drilled during fiscal 2021, respectively.

The Company respectfully advises the Staff that the Company has amended the Form S-1 to update the table in the amended Form S-1 as follows:

During the fiscal years ended December 31, 2021 and 2020 and for the quarter ended June 30, 2022, we drilled development and exploratory wells as set forth in the table below.

	June 30, 2022		December 31, 2021		December 31, 2020
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Total Drilled Wells Beginning of the Period:	23.00	15.08	18.00	11.69	19.00	11.82
Productive—Texas (Hazel)	—	—	—	—	—	—
Productive—Texas (Warwink)	—	—	—	—	(1.00)	(0.13)
Productive—Okla	—	—	—	—	—	—
Test Wells —Orogrande	—	—	5.00	3.39	—	—
Test Wells —Hazel(1)	—	—	(1.00)	(0.80)	—	—
Exploration Wells:
Productive	—	—	—	—	—	—
Dry	—	—	—	—	—	—

Total Drilled Wells:	23.00	15.08	23.00	15.08	18.00	11.69

(1)

Three of the five test wells in the Hazel Project are subject to leases that expired as of December 31, 2021 and are not expected to become producing wells. We are responsible for plugging and abandonment in respect of such wells.

4.

Please expand your disclosure to clarify if your “test” wells were drilled with the intent of being completed, if successful, for hydrocarbon production or if any of these wells after drilling were or will be completed in the future for the purpose of hydrocarbon production. If none of your “test” wells were drilled with the intent of being completed for hydrocarbon production, please remove them from your summary of productive wells or tell us why a revision is not needed. Refer to the definition of a stratigraphic test well in Rule 4-10(a)(30) of Regulation S-X and the definition of a productive well in Item 1208(c)(3) of Regulation S-K.

The Company respectfully advises the Staff that the Company has amended the Form S-1 to update the table in the amended Form S-1 as follows:

Total Wells	June 30, 2022		December 31, 2021		December 31, 2020
	Gross	Net	Gross	Net	Gross	Net
Productive—Texas	2.00	1.60	2.00	1.60	1.00	0.80
Productive—Okla	2.00	0.40	2.00	0.40	2.00	0.40

Total	4.00	2.00	4.00	2.00	3.00	1.20

The Company has also included the following explanation regarding its drilling activities:

“During the six months ended June 30, 2022, we continued certain development activities to satisfy our drilling obligations for the fiscal year 2021 under the terms of the Purchase Agreement (defined below) at a cost of $1,491,766. Additionally we completed some pre-drilling activity for our upcoming 2022 drilling program, including surveying, permitting, road and pad site work at an aggregate cost of $407,481.

With the principal goal of gathering scientific data from a strategy of drilling test wells, all wells were drilled with the intent of being completed and productive for hydrocarbons. We attempted completions on every well, however we were unable to effectuate a successful completion on all of the vertical wells due to various problems. This is not uncommon with early wells of frontier exploration projects. Two horizontal wells were successfully completed for hydrocarbons, however both wells are currently shut-in waiting for hook-up to a gas pipeline. The remaining wells serve as fresh water supply wells, wells we maintain for salt water disposal or wells we expect to be plugged and abandoned. Pipeline hook-ups will occur after we have achieved additional successful wells to justify the cost of tapping into the gas lines.”

5.

To comply with Item 1208(a) of Regulation S-K, please revise your presentation format to present the number of gross and net productive wells at the end of the current fiscal year, expressed separately as either oil or gas based on the primary product to be produced rather than as “combination-oil and gas.”

The Company respectfully advises the Staff that the Company has amended the Form S-1 to update the table in the amended Form S-1 as follows:

Well Type	June 30, 2022		December 31, 2021		December 31, 2020
Oil	1.00	0.70	1.00	0.70	1.00	0.70
Gas	1.00	0.70	1.00	0.70	1.00	0.70
Combination -Oil and Gas	4.00	2.00	4.00	2.00	3.00	1.20
Test Wells	17.00	11.68	17.00	11.68	13.00	9.09

Total	23.00	15.08	23.00	15.08	18.00	11.69

6.

Please expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of a date at the end of the most recent fiscal year or as close to the date you file your Registration Statement as possible. As part of your expanded disclosure, describe the nature of the activities related to the $1,084,285 in development costs incurred in the three months ended March 31, 2022. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

The Company respectfully advises the Staff that the Company has amended the Form S-1 to include the following description of drilling activities during the six months ended June 30, 2022.

“With the principal goal of gathering a tremendous amount of scientific data from a strategy of drilling test wells, all wells were drilled with the intent of being completed and productive for hydrocarbons. We attempted completions on every well, however we were unable to effectuate a successful completion on all of the vertical wells due to various problems. This is not uncommon with early wells of frontier exploration projects. Two horizontal wells were successfully completed for hydrocarbons, however both wells are currently shut-in waiting for hook-up to a gas pipeline. This will occur after we have achieved additional successful wells to justify the cost of tapping into the gas lines.”

Oil and Gas Reserves, page 41

7.

We note that Masterson Hazel Partners (MHP) is entitled to receive all of the Company’s net revenues from the Hazel Project wells for the recoupment of their drilling, completing, and operating costs associated with the wells until such time as payout occurs. We also note the third party engineering reserve report was prepared without the inclusion of the payout terms for MHP’s recoupment of its development costs. Please obtain and file a revised reserve report, and make revisions as necessary to your disclosed reserves to give effect to the terms and conditions in the MHP agreement. Refer to the requirements in Item 1201(c) of Regulation S-K, Rule 4-10(a)(26) of Regulation S-X, and FASB ASC 932-235-50-4.

The Company respectfully advises the Staff that the Company has filed as Exhibit 99.1 to the amended Form S-1 an updated reserve report of the independent petroleum engineers that includes an acknowledgement of the MHP obligation and the impact of such obligation on reserve present value.

Management, page 55

8.

Please provide additional details where appropriate for each named officer, director, or key employee with regard to their principal occupations and employment for the past five years where such information is currently omitted. See Item 401(e) of Regulation S-K.

The Company respectfully advises the Staff that the Company has confirmed that the past five years of employment history has been included in the biographical information for each director and named executive officer as reflected in the amended Form S-1.

*    *    *    *    *    *

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted,

/s/ O’Melveny & Myers LLP

Jack Jacobsen
Partner

cc:

Ken Rice

Chairman and Chief Financial Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Certificate of Next Bridge Hydrocarbons, Inc.

The undersigned, Ken Rice, the Chairman and Chief Financial Officer of Next Bridge Hydrocarbons, Inc. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof, the undersigned has caused this Certificate of Next Bridge Hydrocarbons, Inc. to be signed on behalf of the Company on the 6th day of September, 2022.

Next Bridge Hydrocarbons, Inc.

By:	/s/ Ken Rice
Name:	Ken Rice
Title:	Chairman and Chief Financial Officer